[MASTECH LETTERHEAD]

July 23, 2008

Ms. Jennifer Gowetski

Senior Counsel

Securities and Exchange Commission

CF/AD2

100 F Street, NE

Washington, D.C. 20549-3561

Re: Mastech Holdings, Inc.

Registration Statement on Form 10

Filed June 11, 2008

File No. 001-34099

Dear Ms. Gowetski:

This letter is in response to your letter dated July 9, 2008 to Mastech Holdings, Inc. (the “Company”). Your letter included twenty-nine comments to which we have responded below. For your convenience, we have set forth each comment and provided our responses immediately after each comment. In addition, we have filed today a revised Registration Statement on Form 10 in response to your comments (the “Amendment”).

Risk Factors, page 5

1.	SEC COMMENT: As written your risk factor subheadings only highlight facts or potential events. Please revise the subheadings to also identify the harm that would occur should the highlighted facts or events materialize. Also, instead of concluding that an event may “adversely affect” you, revise to discuss the specific harm that would occur.

COMPANY RESPONSE: The risk factor disclosures and subheadings have been revised as requested. See pages 5-14.

Our revenues are highly concentrated…. page 7

2.	SEC COMMENT: You state on page 7 that your two largest customers accounted for approximately 14% and 13% of your revenues in both 2007 and 2006. In this section as well as in MD&A, please expand your disclosure to identify these two customers and clarify whether your agreements with these customers are terminable at will by either party without penalty. In addition, please file any agreements with these customers or tell us why such agreements should not be considered material contracts. Refer to Item 601(b)(10) of Regulation S-K.

COMPANY RESPONSE: We have revised the disclosure here and in MD&A to identify the two customers (IBM and TEKSystems) and to clarify that the agreements are terminable at will. Pursuant to Item 601(b)(10) of Regulation S-K, the agreements with IBM and TEKSystems are entered into “in the ordinary course of business,” and although the counterparties to each agreement together account for approximately 26% of our revenue, the terms and conditions of such agreements do not materially differ from the ordinary service agreements to which the Company is a party. We have revised the Amendment on pages 42-43 to present information under the heading “Business—General Terms of Staffing Engagements,” which describes the typical terms of engagement for the Company’s services: the IBM and TEKSystems agreements substantially conform to that description.

Forward-Looking Statements, page 14

3.	SEC COMMENT: We note the disclosure here referencing the Private Securities Litigation Reform Act of 1995. It is not clear how you are able to rely upon the noted safe harbor since it is applicable to an issuer that, at the time the statement is made, is subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act of 1934. Please revise to clarify.

COMPANY RESPONSE: The disclosure has been revised to remove the reference to the Private Securities Litigation Reform Act of 1995. See page 15.

The Distribution, page 15

4.	SEC COMMENT: We note that, on February 26, 2008, the board of directors of iGATE authorized management to pursue the divestiture of Mastech, either through a sale or a tax-free separation. Please revise your disclosure in this section to briefly discuss the reasons why it was decided that a sale was not in the best interests of iGATE and its shareholders.

COMPANY RESPONSE: After extensive efforts to sell the information technology staffing business, the iGATE board of directors determined, with the counsel of its investment advisors, that difficult market conditions and artificially low valuations for IT staffing services company acquisitions indicated that a sale to a third party would not yield a sales price acceptable to the Board of Directors. The disclosures have been revised as requested. See pages 15-16.

Trading Between the Record Date and Distribution Date, page 17

5.	SEC COMMENT: We note the disclosure here discussing the two markets for iGATE common stock. Please revise to clarify how current and potential shareholders of iGATE are able to access those markets.

COMPANY RESPONSE: Shareholders of iGATE as of the record date will be able to access these markets by contacting their stockbroker, bank or other nominee. The disclosure has been revised as requested. See page 18.

Results of the Separation, page 17

6.	SEC COMMENT: We note the disclosure on page 18 that the agreements will provide a plan for the allocation between you and iGATE of “iGATE’s assets, liabilities and obligations.” Please revise to clarify if you are referring specifically to those assets, liabilities, and obligations that only relate to Mastech’s IT staffing business.

COMPANY RESPONSE: We are referring specifically to assets, liabilities, and obligations that related to Mastech’s IT staffing, brokerage, and RPO businesses, all of which will be subsidiaries of Mastech Holdings, Inc. just prior to the distribution. The disclosure has been revised as requested. See page 19.

Financial Information

Notes to Unaudited Pro Forma Combined Financial Statements, page 22

7.	SEC COMMENT: Please tell us why you have included the elimination of severance expenses from the financial statements of Mastech. In your response, please tell us how these expenses are directly related to the spin-off from iGATE Corporation and how these expenses would have a continuing impact.

COMPANY RESPONSE: We have omitted the elimination of severance expenses from the financial statements, and the financial statements have been revised accordingly. See page 24.

8.	SEC COMMENT: Please tell us why you eliminated the deferred tax benefits associated with iGATE stock option grants. Further, please tell us how the elimination of tax benefits is directly attributable to the spin-off.

COMPANY RESPONSE: We have omitted the elimination of deferred tax benefits from the financial statements, and the financial statements have been revised accordingly. See page 24.

Management’s Discussion and Analysis, page 28

General

9.	SEC COMMENT: We note your discussion of period to period changes in your results of operations provides brief reasons behind the changes from management’s perspective. Please provide a more detailed analysis of your results of operations, including a discussion of any trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance. Please refer to Release No. 33-8350 “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available at http://www.sec.gov/rules/interp/33-8350.htm.

COMPANY RESPONSE: The disclosures have been revised as requested. See pages 30-40.

Economic Trends and Outlook, page 29

10.	SEC COMMENT: We note from the disclosed period comparisons, you have experienced a decreasing trend in headcount. You discuss the slow down of the economy in the last half of 2007 even though you experienced decreasing headcount as early as 2006. Please revise to discuss the trend of decreasing headcount in this section and how it has impacted your overall business operations.

COMPANY RESPONSE: The disclosures have been revised as requested. See page 31.

Results of Operations of Mastech for the three months ended March 31, 2008 compared to March 31, 2007, page 29

11.	SEC COMMENT: We note the disclosure that your gross margin decreased due to consultant cost out pacing bill rate increases and a change in your mix of business. Please elaborate on the change in the mix of business so that shareholders can understand the nature of the decrease. We also note that you experienced consultant cost increases in the first quarter of this year and last year. Here or in the narrative of this section, please revise to discuss the noted trend and how its continuance would affect your operations.

COMPANY RESPONSE: The disclosures have been revised as requested. See pages 33-34.

Gross Margin, page 31

12.	SEC COMMENT: Please tell us what portion of your revenue represents reimbursable expenses. If material, please present these amounts separate from revenue generated from other revenue streams.

COMPANY RESPONSE: The disclosures have been revised as requested. See page 35.

Liquidity and Capital Resources, page 33

13.	SEC COMMENT: We note the disclosure that you will retain a “cash balance at separation sufficient to support” your working capital and capital expenditure needs. Please revise to quantify the cash balance you will retain upon separation and clarify if the cash and cash equivalents disclosed in your financial statements accurately reflect the cash you will retain. In addition, please clarify how long you expect the retained cash balance to be sufficient or whether you expect to draw down your credit facility.

COMPANY RESPONSE: The disclosures have been revised as requested. See pages 37-38.

14.	SEC COMMENT: Please revise to discuss the terms of the credit facility with PNC Bank if known.

COMPANY RESPONSE: Currently, the commitment letter from PNC Bank contemplates a three-year commitment to a $10,000,000 line of credit. The Company intends to use this facility principally for acquisition and investment opportunities and to finance any unexpected increases in working capital needs, and does not currently intend to draw down this facility in the short term following the separation for any other purpose. The disclosure has been revised to incorporate the other material terms of the facility, such as borrowing base and interest rates. See page 38.

Business, page 37

15.	SEC COMMENT: Please revise the disclosure in this section to discuss how your revenues are earned and describe the typical terms and agreements related to your revenue earning activities. For example, do you charge individually for each consultant placed with a client or do you receive a set fee for each project and pay your consultants separately? Do you provide permanent staffing services?

COMPANY RESPONSE: The Company has included a section in the Amendment addressing the typical terms and conditions of an engagement. The disclosures have been revised as requested. See pages 43-44.

Sales and Marketing, page 39

16.	SEC COMMENTS: We note the disclosure elsewhere about the lower margin nature of your wholesale channel. Please revise, if possible, to provide a break down of your revenues and clients among the two channels so that shareholders can understand the makeup of your business. Also, please clarify if your 600+ consulting staff is strictly allocated among the two channels or if there is flexibility to assign them between the two channels. Such disclosure would provide an insight into your ability to adjust to shifts between the two channels.

COMPANY RESPONSE: The disclosures have been revised as requested. A tabular presentation of revenue and client allocation between both channels is set forth on page 32. In addition, we note that the consulting staff has the flexibility to be assigned to either channel and to switch between them. See page 44.

General Market Conditions, page 43

17.	SEC COMMENT: We note your discussion of general market conditions. Please provide support for your statements in this section, including any materials prepared by Staffing Industry Analysts, Inc. and Forrester Research, Inc. In addition, please clearly mark any supplemental materials to indicate those portions that support your statements.

COMPANY RESPONSE: We have enclosed supplementally materials from Staffing Industry Analysts, Inc. and Forrester Research and cited in our discussion of general market conditions. Such materials are clearly marked in response to your request.

Management, page 46

18.	SEC COMMENT: Please update your disclosure to identify all your directors when known.

COMPANY RESPONSE: Three new directors have been identified, and the disclosures have been revised as requested. See page 51.

Executive Compensation, page 49

19.	SEC COMMENT: Please revise this section to discuss, in detail, how the elements of compensation for all named officers were determined. Discuss the terms of the employment agreements for all named officers and how those terms affected their compensation in the last fiscal year.

COMPANY RESPONSE: We have revised our discussion of executive compensation as requested. See pages 55-62.

20.	SEC COMMENT: You state on page 49 that each named executive officer is eligible for a discretionary performance-based annual bonus. Please disclose the performance targets and/or individual objectives for each named executive, including threshold, target and excellence levels, as appropriate. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of such targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

COMPANY RESPONSE: We have disclosed the bonus targets for each named executive officer for the year ended December 31, 2007, as requested. See pages 57-61.

21.	SEC COMMENT: Please revise your disclosure to clarify whether you intend to adopt a stock incentive plan prior to the separation and briefly discuss the terms and objectives of such plan, as applicable.

COMPANY RESPONSE: The Company intends to adopt a stock incentive plan prior to the separation. Awards granted under such stock incentive plan will initially be substitute awards for unvested iGATE options held by Mastech employees. Mastech is still refining the material terms of the plan, which will be disclosed in a subsequent amendment to the information statement.

22.	SEC COMMENT: You state on page 51 that all outstanding iGATE restrictive stock units held by a person who is or will be an employee of Mastech will be cancelled. Please clarify whether employees will be compensated for such cancellation and whether any severance or other compensation will be paid to employees in connection with the separation.

COMPANY RESPONSE: Employees will not be compensated for such cancellation. The disclosures have been revised as requested. See page 62.

Summary Compensation Table, page 52

23.	SEC COMMENT: Please provide compensation amounts for 2006 or tell us the basis for omitting such disclosure.

COMPANY RESPONSE: The disclosure has been revised as requested. See page 63.

24.	SEC COMMENT: Please disclose the assumptions made in the valuation of awards of stock and options. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

COMPANY RESPONSE: The valuation assumptions have been disclosed as requested. See footnotes 1 and 2 to the Summary Compensation Table on page 63.

25.	SEC COMMENT: We note footnote no. 3 to the table. Please clarify whether all perquisites and personal benefits for each named executive officer are less than $10,000. Refer to Instruction 4 to Item 402(c)(2)(ix).

COMPANY RESPONSE: The disclosure has been revised as requested. See page 63.

Relationships Between Mastech and iGATE following the Distribution, page 58

Separation and Distribution Agreement, page 58

26.	SEC COMMENT: We note that you will enter into a Separation and Distribution Agreement and several other agreements. Please clarify that all other agreements are discussed in this section and please file all agreements as exhibits when available.

COMPANY RESPONSE: All agreements are discussed in this section, and we have filed such agreements as Exhibits to the Amendment.

27.	SEC COMMENT: We note the disclosure in this section discussing the transfer of assets and assumption of liabilities. Please revise to clarify if the assets and liabilities to be retained by you will be consistent with the assets and liabilities presented in your financial statements provided in this document.

COMPANY RESPONSE: The assets and liabilities will be consistent with the assets and liabilities presented in our financial statements.

Transition Services Agreement, page 61

28.	SEC COMMENT: We note the disclosure that there are joint assets that have been retained by iGATE and that you will have limited time use of these joint assets. Please revise to quantify this “limited time” and discuss the risk associated with not being able to use such asset. Also, please quantify any fees that you will pay to iGATE in connection with the separation and the Transition Services Agreement. Please disclose the specified period of time in which the services will be provided to you.

COMPANY RESPONSE: The Company has revised pages 72-73 of the Amendment in response to the Staff’s comment to clarify the services that will be provided to the Company in conjunction with the limited use of these joint assets and the terms of such services, including compensation and timing.

Material US Federal Income Tax Consequences of the Distribution, page 64

29.	SEC COMMENT: We note that the distribution is conditioned upon iGATE’s receipt of an opinion of Reed Smith substantially to the effect that the distribution should qualify as a tax-free distribution and that you would be responsible for all taxes imposed on iGATE in the event the distribution would fail to qualify as a tax-free transaction. Please file the tax opinion as an exhibit or tell us why you do not believe that such opinion is required by Item 601(b)(8) of Regulation S-K and Regulation 14C.

COMPANY RESPONSE: The Company believes that the material federal United States income tax consequences of the distribution which the legal opinion will address are thoroughly discussed in the Amendment. The Company has revised pages 3, 10, 19, and 75 of the Amendment to clarify that the tax opinion of Reed Smith will be delivered on the distribution date and that iGATE may waive this condition in its sole discretion. Since tax consequences are discussed and receipt of the opinion is a waivable condition, the Company does not believe any additional disclosure regarding the legal opinion is necessary. Moreover, the Amendment discusses the tax treatment of the distribution in the event that the distribution is not a tax-free transaction. The Company has been informed by iGATE that iGATE expects to obtain the tax opinion at the time of the distribution. iGATE does not expect to obtain the legal opinion prior to the Form 10 being declared effective. Thus the Company will be unable to annex such opinion to the Form 10.

* * * *

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses provided herein, please do not hesitate to call me (412-787-9503).

Sincerely,

Steven Shangold
Chief Executive Officer

Mastech Holdings, Inc.